AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
PETROFUNDERS INC.

(Pursuant to Article 110 of the
Colorado Corporations and Associations Act)

PetroFunders Inc., a corporation organized and existing under and by virtue of the provisions of the Colorado Corporations and Associations Act (the "*CCAA*"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is PetroFunders Inc., and that this corporation was originally incorporated pursuant to the CCAA on September 5, 2019 under the name PetroFunders Inc.

2. That the Board of Directors (the "*Board*") duly adopted resolutions proposing to amend and restate the Articles of Incorporation (the "*Articles*") of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Articles of this corporation be amended and restated in its entirety to read as follows (as amended and restated, the "*Restated Articles*"):

FIRST: The name of this corporation is PetroFunders Inc. (the "*Corporation*").

SECOND: The address of the registered office of the Corporation in the State of Colorado is 2255 S. Wadsworth Boulevard, Suite 106, Lakewood, CO 80227. The name of its registered agent at such address is Maurice Dukes.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the CCAA.

FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 23,000,000 shares, which includes (i) 20,000,000 shares of Common Stock, $0.0001 par value per share ("*Common Stock*") and (ii) 3,000,000 shares of Preferred Stock, $0.0001 par value per share ("*Preferred Stock*"). As of the date of this Restated Articles, all 3,000,000 shares of the Preferred Stock shall be designed as Series Crowd Preferred Stock and shall have the rights and designations set forth herein.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of these Restated Articles) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Article 107, Section 202 of the CCAA.

2.1   <u>Election of Directors</u>. The holders of record of the shares of Common Stock shall be entitled to elect three (3) directors of the Corporation (the "***Directors***"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this <u>Subsection 3.2</u>, then any directorship not so filled shall remain vacant until such time as the holders of the Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (excluding the Class Crowd Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this <u>Subsection 3.2</u>, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this <u>Subsection 3.2</u>.

B. PREFERRED STOCK

The Corporation has 3,000,000 shares of authorized Preferred Stock, of which all are hereby designated as Class Crowd Preferred Stock ("***Class Crowd Preferred***". Except as set forth in these Restated Articles, all series of Preferred Stock have the same rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "***Sections***" or "***Subsections***" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Dividends. The Corporation may declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation without preference to any other class or series of capital stock of the Corporation.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Payments to Holders of Class Crowd Preferred and Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration or the Available Proceeds, as the case may be, shall be distributed among the holders of shares of Class Crowd Preferred and Common Stock, pro rata based on the number of shares held by each such holder.

2.2   Deemed Liquidation Events.

2.2.1   Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***", elect otherwise by written notice sent to the Corporation at least 15 days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.2.2   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed

Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

3. Voting.

3.1 General Except as provided by law or by the other provisions of these Restated Articles, holders of Class Crowd Preferred Stock shall vote as a separate class and shall only vote on those matters specifically set forth herein. On any matter presented to the holders of the Class Crowd Preferred Stock for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class Crowd Preferred Stock shall be entitled to cast one vote for each share of Class Crowd Preferred Stock held by such holder.

3.2 Election of Directors. The holders of the Class Crowd Preferred shall not have any right to elect Directors.

4. Mandatory Conversion.

4.1 Trigger Events. Immediately prior to a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, that results in total gross proceeds, net of the underwriting discount and commissions, of at least $30,000,000 (a "*Qualified Public Offering*") all outstanding shares of Class Crowd Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate of one to one (one share of Common Stock for one share of Class Crowd Preferred Stock).

4.2 Procedural Requirements. All holders of record of shares of Class Crowd Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Class Crowd Preferred Stock pursuant to this Section 4. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Class Crowd Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Class Crowd Preferred Stock converted pursuant to Subsection 4.1, including the rights, if any, to receive notices (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Class Crowd Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of

Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Class Crowd Preferred Stock converted. Such converted Class Crowd Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class Crowd Preferred Stock accordingly.

5.   Acquired Shares of Class Crowd Preferred Stock. Any shares of Class Crowd Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Class Crowd Preferred Stock following acquisition.

6.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Class Crowd Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the CCAA, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by these Restated Articles or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by these Restated Articles, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Colorado, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Colorado at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the CCAA or any other law of the State of Colorado is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the CCAA as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which CCAA permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Article 109 of the CCAA.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

: * * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with Article 110 of the CCAA.

4. That these Restated Articles, which restates and integrates and further amends the provisions of this Corporation's Articles, has been duly adopted in accordance with Article 110 of the CCAA.

IN WITNESS WHEREOF, these Amended and Restated Articles of Incorporation have been executed by a duly authorized officer of this corporation on this 30th day of November, 2020.

By: _Ryan Werking_
Co-Founder & COO